Exhibit 99.1

Canadian Zinc Reports Results for Third Quarter

•	Positive 2017 Feasibility Study shows increased production
•	All season road environmental assessment recommendation
•	Exploration drilling in Newfoundland expands high-grade mineralization

CZN-TSX
CZICF-OTCQB

VANCOUVER, Nov. 14, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") reports its interim financial results and update on development activities for the three and nine month periods ended September 30, 2017.

This news release should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six month periods ended September 30, 2017 and the related management's discussion and analysis (MD&A) which are available on the Company's website at www.canadianzinc.com, under the "Financials" section, or on SEDAR (www.sedar.com).

Summary Highlights Third Quarter 2017

Canadian Zinc completed a Feasibility Study ("2017 FS"), which supersedes the 2016 Pre-Feasibility Study ("2016 PFS"). A new Technical Report entitled "Prairie Creek Property Feasibility Study NI 43-101 Technical Report" effective September 28, 2017 was filed on SEDAR.

The results of the 2017 Feasibility Study indicate notable improvements compared to the Preliminary Feasibility Study completed in 2016 and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

The Mackenzie Valley Environmental Impact Review Board issued its report on environmental assessment September 12, 2017 and recommended approval of the Prairie Creek All Season Road, subject to implementation of various measures.

In central Newfoundland, Canadian Zinc continued the 2017 drill program targeting up-dip mineralization at the Lemarchant deposit as well as other nearby targets reporting positive results. A 5,000 metre drill program was initiated subsequent to the end of the quarter, staged from the Company's Pat's Pond camp location, in the Boomerang-Domino deposit area.

The 2017 drill programs at Lemarchant intersected significant extensions of base metal massive sulphide mineralization, both up-dip and to the immediate south of the currently defined Lemarchant deposit. The exploration results from the 2017 drilling programs will be compiled into an updated resource estimate on the Lemarchant deposit, which is expected to be completed after the end of the present drilling program, in the first quarter of 2018.

Prairie Creek Project

The Feasibility Study ("2017 FS") was completed in September and supersedes the 2016 Pre-Feasibility Study ("2016 PFS"). A new Technical Report entitled "Prairie Creek Property Feasibility Study NI 43-101 Technical Report was filed on SEDAR on October 31, 2017.

Feasibility Study Completed

The 2017 Feasibility Study concludes that the Prairie Creek Mine is shown to be a viable project, based on the mineral reserves, mine plan, production and economic parameters determined within the 2017 FS.

AMC recommends that Canadian Zinc advance the Project to the next stage, which will include; detailed design and planning of the required services, construction of the all season road, refurbishment of the mill, ordering the long-lead equipment for power generation, portal refurbishment, access widening, and development of ramp declines in preparation for ore production and processing.

Mill start-up is projected for August 2020, with a pre-production period during which detailed engineering, mill and camp refurbishment, underground development from existing workings, and construction of key surface infrastructure items, including a paste plant and all season road, will take place.

Feasibility Study Highlights

Optimization work completed as part of the 2017 FS has led to improvements compared with the plan contained in the 2016 PFS in many aspects of the Prairie Creek Mine with only a modest increase in the capital cost. Among these are:

•	Increased mining rate (+18.5% to 1,600 tonnes per day).
•	Increased mill throughput after DMS processing (+25% to 1,200 tonnes per day).
•	Lower operating cost (-2.6% to $223 per tonne mined, including transport).
•	Increased Mineral Reserve tonnage (+6.2% to 8.1 million tonnes).

The 2017 FS Mine Plan covers a 15 year Life of Mine ("LOM") production from mill start-up with a particular focus on optimizing the LOM grade profile. During the first 10 years of production, the expanded mill throughput results in the following as compared to the 2016 PFS:

•	Higher average annual metal production (zinc 95M lbs. and lead 105M lbs.).
•	Average annual total contained zinc in both zinc and lead concentrates increased by approximately 7% from 82 million pounds to 88 million pounds per year

The 2017 FS indicates many financial improvements from the 2016 PFS:

•	Cumulative net revenue over the life of the mine increased by $325 million to $3 billion and cumulative undiscounted cash flow, pre-tax, up $190 million to $900 million, an increase of over 30%, at base case metal prices of zinc=US$1.10/lb., lead=US$1.00/lb., and silver=US$19.00/oz.
•	The pre-tax NPV, discounted at 8%, increased 21% to $344 million, with an IRR of 23.8%, while the NPV post-tax and royalties, discounted at 8%, increased 22% to $188 million, with an IRR of 18.4%.
•	Capital cost increased by $35 million (14%) to $279 million, including contingency, primarily because of the expansion in mine and mill throughput and accelerated mine development.
•	The post-tax payback period was reduced by five months to 4.6 years from mill start-up.

Financial Analysis Summary

The pre-tax and post-tax net present values, at 5% and 8% discount rates, and internal rates of return, are illustrated in the table below, at a Canadian/US dollar exchange rate of CA$1.25=US$1.00, except where noted. The table also demonstrates the sensitivities of the Prairie Creek Project to zinc, lead and silver prices and to the Canadian/US dollar exchange rate.

Economic Sensitivities of the Prairie Creek Project

Metal Prices		Pre-Tax				Post-Tax [1]
Zinc/Lead US$/lb	Silver US$/oz	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80	17.00	139	10	(39)	5.5	75	(29)	(68)	3.3
0.90	18.00	452	211	120	14.4	282	109	43	10.6
1.10/1.00	19.00	899	497	344	23.8	562	291	188	18.4
1.20/1.00	19.00	1,033	582	410	26.2	644	344	230	20.4
1.10	20.00	1,077	614	437	27.3	671	364	247	21.3
1.20	21.00	1,390	815	596	32.7	863	489	346	25.7
1.30	22.00	1,703	1,017	755	37.7	1,053	612	444	29.8
1.10/1.00 [2]	19.00 [2]	1,208	696	501	29.5	752	416	287	23.1
1.20/1.00 [2]	19.00 [2]	1,355	789	574	31.9	842	473	332	25.0
1.	Post-tax results include all taxes, royalties, aboriginal participation costs and the Sandstorm 1.2% NSR.
2.	Foreign exchange assumed to be CA$1.375:US$1.00 on these lines.

The 2017 FS indicates average annual EBITDA during the first 10 full years of $111 million per year and cumulative EBITDA of $1,294 million over the projected LOM of 15 years, using base case metal price forecasts.

During the first 10 full years of concentrate production the 2017 FS forecasts average annual production of approximately 65,000 tonnes of zinc concentrate and 72,000 tonnes of lead concentrate, containing an average of approximately 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver.

Using the base case metal prices and exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $500 million and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.25=US$1.00 would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%.

Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

The Economic Model used in the 2017 FS has been prepared assuming average blended indicative treatment charges of US$172 per tonne for zinc sulphide concentrates and US$130 per tonne for lead concentrates, both substantially higher than the current spot treatment charges, with industry standard penalties, including mercury penalties of US$1.75 for each 100 ppm above 100 ppm per tonne of concentrate.

Pre-production Capital Costs, including provision for construction of a new all season road, are estimated at $253 million, with a contingency of $26 million for a total of $279 million, and with post-tax payback of 4.6 years from commencement of concentrate production.

Project Execution

Target start-up for commencement of commercial production/milling operations at Prairie Creek mine is scheduled for August 1, 2020 with commissioning of the mill taking place over three months prior to this date.

The 2017 FS contemplates the first year of the project schedule comprising detailed engineering and initial site/portal preparation, including the completion of permitting and design of the all season road with the second year including procurement of long-lead-time items and further preparation of the site, followed by continuous site construction and mine development to production.

Mobilization will initially be by winter road and/or airlift, concurrent with construction of the all season road.

All Season Road Approved by Mackenzie Valley Review Board

On September 12, 2017, the Mackenzie Valley Environmental Impact Review Board ("MVRB" or the "Review Board") recommended approval of the proposed all season road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc's Prairie Creek all season road project for the Prairie Creek Mine (the "EA Report") and submitted the Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs.

The Review Board recommends the approval of the Prairie Creek all season road be made subject to implementation of the measures described in the Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

In its Report, the Review Board has prescribed measures, many of which build on Canadian Zinc's commitments made during the EA Report, intended to mitigate the significant adverse impacts on the environment, improve monitoring and managing the potential impacts and which will also address any public concern related to these impacts. With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the Project will be improved, and meaningful actions will mitigate the significant impacts that would otherwise occur.

Road Permitting Process Going Forward

The EA Report was forwarded to the Federal Minister of Crown-Indigenous Relations and Northern Affairs, on September 12, 2017 with a recommendation that the development be approved, subject to the measures described in the Report.

The Mackenzie Valley Resource Management Act provides that after considering the report of an environmental assessment, the federal Minister and the responsible ministers to whom the report was distributed may agree to adopt the recommendation or refer it back to the Review Board for further consideration or, after consulting the Review Board, adopt the recommendation with modifications, or reject it and order an environmental impact review of the proposal. Under the Act, the Minister is required to distribute a decision within five months of receipt of the report.

The regulatory phase, conducted by the Mackenzie Valley Land and Water Board with input from territorial and federal agencies, is the next permitting stage in which the road permit is issued by the Water Board and by Parks Canada. This permit is expected to include the recommended measures included in the EA Report.

The 2017 FS contemplates that initial development of the mine and construction of site infrastructure over the two-year project schedule will be serviced by a winter road with the all season road utilized for the outbound transportation of concentrates in late 2020.

Newfoundland Properties

Canadian Zinc owns an extensive mineral land package in central Newfoundland that includes three large VMS projects, each with defined mineral deposits, which are being explored by Canadian Zinc.

The Company's exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Central Newfoundland Exploration Work

During the 2017 summer program 9,082 metres of diamond drilling were completed in 38 drillholes. A total of 12,152 metres of drilling in 48 drillholes and 3 drillhole extensions has now been completed in 2017.

The 2017 drill programs at Lemarchant intersected significant extensions of base metal massive sulphide mineralization, both up-dip and to the immediate south of the currently defined Lemarchant deposit.

The Lemarchant Main Zone massive sulphide mineralization has been shown to extend an additional 80 metres up-dip and over a 200-metre strike length (from sections 100+75N to 103+25N). The vertical depths of the mineralized drill intercepts range from 120 to 170 metres.

For full results refer to Canadian Zinc News Release April 18, 2017, August 14, 2017, September 25, 2017 and November 10, 2017, with drill hole location maps and key sections provided on the Canadian Zinc website (www.canadianzinc.com).

Mercator Geological Services Limited, of Dartmouth, Nova Scotia, has been engaged to complete a geological structural study of the Lemarchant deposit. The structural study will examine specific drill core and bedrock features that will be applied to the geological model with the objective of identifying potential offset areas of known mineralization and potential new adjacent areas of mineralization. The structural model will also assist in the preparation of an updated NI 43-101 Geological Resource Estimate of the Lemarchant deposit that will be completed after the end of this drilling program.

Drilling at the Boomerang-Domino massive sulphide deposit on the Tulks South property was initiated in early October. Up to 5,000 metres of drilling is being planned for the area, specifically targeting the Zinc Zone located immediately along strike of the Boomerang Deposit; drilling an untested area up-dip of the Boomerang deposit; and further testing of the high-grade Hurricane prospect.

Financial Results

For the three and nine month periods ended September 30, 2017, Canadian Zinc reported a net loss and comprehensive loss of $2,456,000 and $8,256,000 respectively compared to a net loss and comprehensive loss of $1,708,000 and $3,351,000 for the same periods ended September 30, 2016.

Included in the loss for the three and nine month periods ended September 30, 2017, were exploration and evaluation expenditures of $2,023,000 and $6,229,000 respectively compared to $838,000 and $1,642,000 respectively for the comparable periods and share-based compensation charges of $104,000 and $761,000 respectively versus $488,000 and $646,000 respectively in the comparable periods.

For the three and nine month periods ended September 30, 2017, Canadian Zinc expensed $1,156,000 and $4,960,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $758,000 and $1,451,000 for the three and nine month periods ended September 30, 2016. The Company was involved in the environmental assessment of permits for the all season road in all periods and was engaged in mine planning and feasibility studies in the current periods but not the comparable periods.

For the three and nine month periods ended September 30, 2017, Canadian Zinc also expensed $867,000 and $1,269,000 respectively on its exploration and evaluation properties in central Newfoundland compared to $80,000 and $191,000 for the comparative periods.

At September 30, 2017, Canadian Zinc had a positive working capital balance of $2,028,000 including cash and cash equivalents of $2,697,000 and short term investments of $25,000.

Outlook

Canadian Zinc's focus for the remainder of 2017 and into 2018 is to procure the financing required to begin development of the Prairie Creek Project and advance the Mine towards production.

It is anticipated that a decision by the Minister on the environmental assessment of the all season road should be issued in February 2018, following which the proposal should be referred to the Water Board for the issue of the Land Use Permit.

The current prices of both zinc and lead are strong and substantially higher that the prices used in the 2017 FS. The Prairie Creek Project is particularly sensitive to zinc, lead and silver prices and to the Canadian/US dollar exchange rate. For example, using a zinc price of US$1.20 per lb. instead of the price of US$1.10 per lb. used in the 2017 FS, with all other base case inputs unchanged, would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

The long-term price outlook for lead and zinc remains very positive. Supported by the robust economics indicated by the 2017 FS, Canadian Zinc will continue to evaluate all alternatives for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has prepared, supervised the preparation of or reviewed, the parts of this News Release that are of a scientific or technical nature.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362--6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Fax: (604) 688-2043, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 14-NOV-17